Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PhiLLIPS EDISON – ARC sHOPPING cENTER reit INC.
SUPPLEMENT NO. 5 DATED JANUARY 4, 2013
TO THE PROSPECTUS DATED october 26, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 26, 2012 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 1 dated October 26, 2012, Supplement No. 2 dated November 13, 2012, Supplement No. 3 dated December 18, 2012, and Supplement No. 4 dated December 31, 2012. Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the execution of an agreement to acquire a portfolio of shopping centers located in the Atlanta, Georgia area.

Purchase and Sale Agreement

On November 30, 2012, we, through an affiliate, entered into a purchase and sale agreement, as reinstated and amended, with Equity One, Inc., a Maryland corporation, to acquire a portfolio consisting of six shopping centers containing approximately 507,668 rentable square feet located on approximately 66.3 acres of land in the Atlanta, Georgia area (the “Atlanta Portfolio”). The Atlanta Portfolio consists of the following shopping centers:  The Shops at Westridge (McDonough, Georgia), Mableton Crossing (Mableton, Georgia), Hamilton Ridge (Buford, Georgia), Grassland Crossing (Alpharetta, Georgia), Fairview Oaks (Ellenwood, Georgia), and Butler Creek (Acworth, Georgia).  The contract purchase price for the Atlanta Portfolio is approximately $60.5 million, excluding closing costs. The seller is not affiliated with us or any of our affiliates.  Pursuant to the purchase and sale agreement, we would be obligated to purchase the Atlanta Portfolio only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may currently forfeit up to $3.0 million of earnest money.

Currently, the Atlanta Portfolio is 90.1% leased to 75 tenants, including five Kroger grocery stores and one Publix grocery store, which occupy approximately 59.5% and 7.7%, respectively, of the total rentable square feet of the entire Atlanta Portfolio. Kroger and Publix are the top two market-leading grocery chains in the Atlanta area.

Each of the Kroger leases expire in August of 2017 (Mableton Crossing), November of 2022 (Hamilton Ridge), June of 2021 (Grassland Crossing), September of 2016 (Fairview Oaks), and January of 2018 (Butler Creek), and the total average rental rate over the remaining lease terms is approximately $203,504 per month.  Kroger has six options to extend the term of its lease at Mableton Crossing by five years each, six options to extend the term of its lease at Hamilton Ridge by five years each, six options to extend the term of its lease at Grassland Crossing by five years each, five options to extend the term of its lease at Fairview Oaks by five years each, and four options to extend the term of its lease at Butler Creek by five years each.

The Publix lease expires in April of 2026 (The Shops at Westridge), and the total average rental rate over the remaining lease term is approximately $36,397per month.  Publix has six options to extend the term of its lease at The Shops at Westridge by five years each.

The average occupancy rate for the Atlanta Portfolio in 2012 was 90.4%. The average effective annual rental rate per square foot for the Atlanta Portfolio in 2012 was $10.60. We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for the Atlanta Portfolio by square footage and by annualized contractual base rent as of January 1, 2013.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2013	17	$411,791	8.5%	23,225	5.1%
2014	11	$393,591	8.1%	23,248	5.1%
2015	14	$349,674	7.2%	20,964	4.6%
2016	13	$818,859	16.8%	72,928	15.9%
2017	11	$873,133	17.9%	83,093	18.2%
2018	6	$581,835	12.0%	70,837	15.5%
2019	-	-	-	-	-
2020	-	-	-	-	-
2021	1	$485,868	10.0%	70,086	15.3%
2022	-	-	-	-	-
Thereafter	2	$948,635	19.5%	93,163	20.4%

We currently have no plans for capital improvement at any of the shopping centers in the Atlanta Portfolio and we believe that each of the shopping centers in the Atlanta Portfolio is suitable for its intended purpose and adequately insured.